Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mobot Nation Inc.
2554 Lincoln Blvd #555
Venice, CA 90291
https://mobot.com/

Up to $1,069,999.20 in Common Stock at $0.45
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mobot Nation Inc.
Address: 2554 Lincoln Blvd #555, Venice, CA 90291
State of Incorporation: CA
Date Incorporated: January 23, 2014

Terms:

Equity

Offering Minimum: $9,999.90 | 22,222 shares of Common Stock
Offering Maximum: $1,069,999.20 | 2,377,776 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.45
Minimum Investment Amount (per investor): $249.75

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Recommended structure

All Investor Owners Club - I.e. What are some of the items that you want every investor to have and be a part of that doesn't cost you too much but gets them excited about being an owner.

Early access to products

Private owners group or investor meetups / webinars

Early Bird

Friends and Family - First 72 hours | 15% bonus shares + $200 MOBOT e-Gift Card

Super Early Bird - Next 72 hours | 10% bonus + $150 MOBOT e-Gift Card

Early Bird Bonus - Next 7 days | 5% bonus shares + $100 MOBOT e-Gift Card

Volume

Tier 1 perk - ($249 + perk)

MOBOT 27oz Grace - Foam Roller Water Bottle

Tier 2 perk - ($500 + perk 2)

MOBOT 27oz Grace - Foam Roller Water Bottle

+ Stainless Steel Screw Top Lid

Tier 3 perk - ($1000 + perk 3)

MOBOT 40oz Big Bertha - Foam Roller Water Bottle

+ MOBOT 27oz Grace - Foam Roller Water Bottle

+ TWO Stainless Steel Screw Top Lids

Tier 4 perk - ($2,500+ perk 4)

The Bundle: 'The Bundle' includes all three sizes of the range; 18oz Firecracker, 27oz Grace and 40oz Big Bertha

Tier 5 perk - ($5,000+ perk 5)

Above + MOBOT e-Coffee Cup

+ 10% OFF MOBOT Lifetime Discount

Tier 6 perk - ($10,000+ perk 6 + 5% bonus shares)

Above

+ Be the first to receive MOBOT V2

Tier 7 perk - ($25,000+ 10% bonus shares)

Above

+ One-on-One coaching session with Lani Cooper, MOBOT Founder & CEO

Tier 8 perk - ($50,000+ 15% bonus shares)

Above

+ MOBOT Gratitude Package: includes Limited Edition 'Love' MOBOT 27oz Grace - Foam Roller Water Bottle PLUS matching 'Live through Love' Artwork.

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Mobot will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.49 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

At MOBOT Nation, we create innovative and multi-functional fitness products, driven by an innovative utility patent. MOBOT was founded on the belief that everybody, everywhere wants to feel good and do good.

We're a brand that represents wellness, recovery, and performance culture. Our Unique Selling Proposition offers active style seekers and eco-conscious individuals with the obvious choice of effective hydration and foam rolling massage on-the-go.

Engineered for athletes, and built to last, MOBOT, the original foam roller water bottle was developed in 2013 and is Patent Protected. Our hero product is made from 100% recycled stainless steel, non-toxic high-density EVA foam, FDA approved and BPA free.

Our customer base is currently 70 percent B2B which includes; Affiliate partners, Distributors, Wholesalers, Value-added Providers, Corporate Customers, Independent and Big Box Retailers.

MOBOT is currently available at leading US Department Stores and online Retailers including Nordstrom (online and 20+ stores), Anthropologie, Bloomingdale's, Bespoke Post, Sweaty Betty and GILT.

E-Commerce, Amazon and Drop Shipping make up the remaining 30 percent, which we are aiming to grow over the next two years. Our primary target customers are active individuals and couples between the ages of 25-40 years old, interested in sports, fitness and wellness who reside in major cities in the USA and have a medium to high education and income level.

With an Account and Relationship-Based Sales Model, our inbound prospects have been acquired through Word-of-Mouth, online ads, SEO, education, and events. Outbound through a combination of cold-calling, social media outreach, and networking.

The MOBOT Nation team is currently working remote, although located in the greater Los Angeles region and our Distribution Center is located in Huntington Beach. We are a California C Corp. No subsidiaries.

MOBOT IP: IP Protected since 2013. We have international Utility, Design Patents and Tradmarks. MOBOT owns the right to create a bottle with a foam roller application attached.

Competitors and Industry

General Industry:
Fitness, Sporting Goods and Hydration.

We have created a unique fitness category in the market within the umbrella of our utility patent; by innovating a water bottle unlike any other, the 2-in-1 foam roller water bottle. Through our defensible international IP, we have managed to shut down over 100 counterfeit companies in the market over the past year.

Water Bottle Industry:

Dominant players have grown to revenues about ~$100mm+ per year with effective marketing investment and distribution. Dominant Players that started with a similar product include:

Corkcicle - a Private company, reported $70M in 2019.

Yeti - Private Company, reported $231M 2019.

Kleen Kanteen - reported $31M in 2019.

S'well - a Private Company, reported $100M in 2016.

Hydroflask - sold to Helen of Troy for $210M in 2016.

Other competitors include: Contigo, Life Factory, BKR, Sigg, Miir, Thermos, 50/50, 24Bottles, Bobble, Soma, Larq.

DME (durable medical device) and Recovery Industry (Foam Rollers):

Trigger Point sold to Implus for $120M in 2016.

Hyperice - reported $100M in 2019.

Rumble Roller, Rock Tape, Gaiam, TheraBody, Chirp, Rad Roller, Tigertail, Brazyn, Rolga, SPRI, TRX.

Complimentary Fitness Competitors:

Leading Sports Brands that sell foam rollers and water bottles, but use 3rd party and licensing:

Nike, Adidas, Reebok, Puma, Lululemon, Under Armour.

*We have worked with Reebok and Puma.

Corkcicle: https://www.owler.com/company/corkcicle

Yeti: https://www.nasdaq.com/market-activity/stocks/yeti/revenue-eps

Kleen Kanteen: https://www.owler.com/company/kleankanteen S'well: https://en.wikipedia.org/wiki/S%27well

Hydroflask: https://www.bizjournals.com/portland/blog/techflash/2016/02/bends-hydro-flask-sold-for-210m.html#:~:text=Bend%2Dbased%20Hydro%20Flask%2C%20maker,outdoor%20and%20active%20lifestyles%E2%80%9D%20marke

Hyperice: https://insider.fitt.co/insider-no-69-the-quest-for-cow-free-milk/

Current Stage and Roadmap

We are in the market and pre-profit. Currently in R&D: Double Wall Insulation, Coffee Cups, Speciality Hydration, Water Filters, Protein Shaker, Personalization, KinoTape, Guasha, Massage tools, vibrating roller, workout accessories and more 2-in-1 products.

Business growth over the next three years will be focused on expanding market share in the US, launching new MOBOT category lines and products, and growing our Direct-To-Consumer platform to be our leading sales channel.

We are working on adding athletic apparel as well as other recovery and wellness products to our inventory, using recyclable and high-quality materials. We have several new product launches planned over the next 24 months, including health shaker's, hydration vessels, fitness, massage and recovery products.

Double Wall once funded GTM for end Q121: We are currently ready to begin production on the MOBOT V2, a premium, high-quality double-walled insulated bottle made from 100% recycled stainless steel. This model will enable us to not only bring the best version of our IP protected product to market, but also improve conversion, margin and allow us to drop the MSRP of our existing products. This will be in-line with the competition and current market standard for the hydration category.

Massage Tools, Portein Shaker and Workout Accessories GTM Q321.

Water Filters, in home and in MOBOT GTM Q421. Subscription based/auto refill discounts.

Education/Content Platform Q122.

Expand Distribution channels by

Increase D2C through

Sports Team and Athletes Collaborations.

The Team

Officers and Directors

Name: Lani Cooper

Lani Cooper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO and Director
  Dates of Service: January 28, 2014 - Present
  Responsibilities: Vision, Cash Flow, Product Development, Legal, Investor Management, Team Builder, Cheerleader, Coach, Deal Maker, Strategist, Sales Person, Firefighter. Salary $40K

Name: Felicity Perkov

Felicity Perkov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer (CMO)
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Marketing, PR, Communications, Investor Relations - $100k Salary - Employee Options 4%

Other business experience in the past three years:

- **Employer:** Dietch PR
  Title: CMO
  Dates of Service: June 06, 2018 - March 01, 2020
  Responsibilities: Dietch PR, established in 2001, is a full-service communications and media agency that caters to premium lifestyle brands - headquartered in the Arts District of Downtown Los Angeles. At Dietch PR, I work alongside clients to help set and achieve their strategic goals, manage public relations and marketing campaigns, media and brand partnerships.

Other business experience in the past three years:

- **Employer:** Whilo
  Title: CMO
  Dates of Service: November 06, 2016 - June 06, 2018
  Responsibilities: As Chief Marketing Officer at Whilo and interim CEO, I led a world-class team of innovators and builders to take Whilo, the ground-breaking social gifting app, to the next level. My role at Whilo was to drive commercial strategy, lead product development, and grow brand and media partnerships.

Name: Heather Rafter

Heather Rafter's current primary role is with Rafter Marsh . Heather Rafter currently services On an as needed basis for Board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member

Dates of Service: July 23, 2020 - Present
Responsibilities: Serves on Board of Directors

Other business experience in the past three years:

- **Employer:** Rafter Marsh
  Title: Founder/Principal
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Legal Counsel

Other business experience in the past three years:

- **Employer:** HD Rafter Consulting
  Title: Prinicipal
  Dates of Service: August 31, 2018 - Present
  Responsibilities: Provide advisory services

Name: Tim Adams

Tim Adams's current primary role is with Coach Tim Adams . Tim Adams currently services On an as needed basis for Board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 15, 2020 - Present
  Responsibilities: Serves on Board of Directors

Other business experience in the past three years:

- **Employer:** Coach Tim Adams
  Title: Founder/Director
  Dates of Service: January 01, 1987 - Present
  Responsibilities: Human and Sports Performance Expert and Coach.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means

that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in its industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to 1.07 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of product. Our revenues are therefore dependent upon the market for similar competing products.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns forty (40) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

COVID-19 Impacts

COVID-19 caused a global pandemic, and due to this we must disclose the possible risks that may impact the business. These may include fluctuations in shipping, logistics, remote availability of employees, connectivity, reduced productivity, loss of employees due to health or conflict and contractual changes; which may result as the Company responds to developments in a new and changing society, Managing growth, longevity and ensuring the health and safety of all employees, workers and the community is a priority.

Intellectual Property

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not all be registered in the company's name. The IP owner shall to the extent permitted by law, transfer to the company all IP necessary for the continued conduct of the Business. The IP owner agrees to transfer or assign to the company on or before the 8th week post financing. The IP owner shall use their best efforts to transfer to the Company or to cooperate with the Company in connection with the processing by the Company, provided that the costs and expenses of any such transfer or the processing of any such applications shall be paid by the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lani Cooper	8,265,000	Common Stock	57.26

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,377,776 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 14,433,904 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis (14,433,904 shares) includes 12,028,253 shares issued, 902,119 shares to be issued pursuant to stock options, and 1,503,532 shares reserved but unissued pursuant to an option pool.

Right of First Refusal. Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the " Holder ") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares.

Please refer to Article X of the Bylaws, attached as Exhibit F.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of such series.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $600,000.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: 2,000,000.00 bona fide transaction or series of transactions resulting in net proceeds to the Company of Two Million Dollars ($2,000,000) or more, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock pursuant to this

Section 1(a):

(i) The Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to the Investor and (B) is applied in the same manner and on a pro-rata basis to all security holders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock." "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Company Capitalization" is calculated as of immediately prior to the Equity Financing and (without double- counting):

• Includes all shares of Capital Stock issued and outstanding;

• Includes all Converting Securities;

• Includes all (i) issued and outstanding Options and (ii) Promised Options;

• Includes the Unissued Option Pool; and

• Excludes, notwithstanding the foregoing, any increases to the Unissued Option Pool (except to the extent necessary to cover Promised Options that exceed the Unissued Option Pool) in connection with the Equity Financing. "Conversion Price" means either (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. "Converting Securities" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock. "Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary. "Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such

Liquidity Price). "Equity Financing" means a bona fide transaction or series of transactions resulting in net proceeds to the. Company of Two Million Dollars ($2,000,000) or more, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act. "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting):

• Includes all shares of Capital Stock issued and outstanding;

• Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

• Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

• Excludes the Unissued Option Pool. "Liquidity Event" means a Change of Control or an Initial Public Offering. "Liquidity Price" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization. "Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested. "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution. "Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet for the Equity Financing (or the initial closing of the Equity Financing, if there is no term sheet), or (ii) treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share. "Pro Rata Rights Agreement" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase up to its pro rata share, but not less than 50% thereof, of private placements of securities by the Company occurring after the Equity Financing, subject to customary exceptions. Pro rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities. "Safe" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument. "Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization. "Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to Section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not:

(i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be

conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and the Investor.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail, return receipt requested, with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h) The Investor hereby agrees and acknowledges that, except for the representations and warranties of the Company expressly set forth in Section 3, none of the Investor, nor any of his affiliates, associates, attorneys, accountants, agents, partners, or employees, is relying on, or has relied on, any information from or representation or warranty by the Company, or any of its affiliates, associates, attorneys, accountants, agents, partners, shareholders or employees in determining whether to enter into this Safe or consummate the transactions contemplated hereby. The Company hereby agrees and acknowledges that except for the representations and warranties by the Investor expressly set forth in Section 4, none of the Company, nor any of its affiliates, associates, directors, officers, attorneys, accountants, agents, members, managers, partners, employees, shareholders, equity holders or controlling person is relying on, or has relied on, any information from or representation or warranty by the Investor, or any of his affiliates, associates, attorneys, accountants, agents, partners or employees, in determining whether to enter into this Safe or consummate the transactions contemplated hereby.

(i) This Safe may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, email or other form of electronic transmission, and any signed counterparty so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $600,000.00
  Use of proceeds: Marketing, Inventory, NPD, Employees and Operations
  Date: August 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Inventory, Operations and IP
  Date: March 16, 2018
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: Inventory, Operations and IP
  Date: April 11, 2019
  Offering exemption relied upon: Rule 506(d)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $115,000.00
  Number of Securities Sold: 229,827
  Use of proceeds: IP, Marketing and Inventory
  Date: November 04, 2020
  Offering exemption relied upon: Regulation D under the Securities Act

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 99,925
  Use of proceeds: Inventory and Operations
  Date: May 28, 2020
  Offering exemption relied upon: Rule 501 of Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

<u>Revenue</u>

2019 was a very successful year for the Company as we experienced record revenues and unit sales. Global 2019 revenues was $875,725, up more than 54% from 2018. This increase in sales was primarily driven by US-based retailers, International Distribution and Direct-to-Consumer sales. Direct-to-Consumer Sales which were up more than 65% over 2017, we believe that this improved performance was primarily driven by two factors: the availability of inventory and an aggressive digital marketing campaign that we began in September of 2019.

<u>Cost of Goods Sold</u>

Cost of goods sold in 2019 were $429,806 in fiscal year 2019, up approximately $212,379 from 2018's cost of goods sold of $217,427. The increase in cost of goods was caused largely by the 54% increase in revenues in 2019 compared to 2018.

<u>Gross Margins</u>

Gross profit in 2019 was approximately $445,919 up from a 2018 gross profit of $254,178, an increase of almost $191,741. Gross margins as a percentage of revenue increased 20% in 2019. This was due to limited production of units and the cost increase per unit on freight, Third Party Logistics and import tariffs.

Expenses

The Company's expenses consist of, among other things, wages, marketing and sales expenses, fees for professional services and patents, research and development expenses. 2019 expenses were approximately $1,059,928, up $629,665 from expenses of $430,263 in 2018. We expect that $84,113 of this increase was from additional marketing spend, primarily related to the 2019 marketing campaign. The remaining increase was primarily related to increased wages, travel, rent and office expenses.

Historical results and cash flows:

Expenses

The Company's most intensive expenses consisted of, among other things, wages, marketing and sales expenses, fees for professional services and patents, research and development expenses.

2019 expenses were approximately $1,059,928, up $629,665 from expenses of $430,263 in 2018. We expect that $84,113 of this increase was from additional marketing spend, primarily related to the 2019 marketing campaign. The remaining increase was primarily related to increased wages, travel, rent and office expenses.

Cash flow has previously been generated by equity offerings, loans, grants and revenue. We do not expect the source of the our cash flow to change dramatically in the near future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources that are currently available include; SAFE Note, American Express Buisness Platinum, City National Bank Credit Card. Additionally, there is approximately $130,000 in Accounts Recievable.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical for growth and expansion in the US. Without this capital injection, it would be difficult to meet demand at the same pace.

These additional funds will be focussed on expanding market share in the US, invested into launching new MOBOT category lines and products, and growing our Direct-To-Consumer platform to be our leading sales channel.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Although, current revenue can continue to finance operations on our lean burnrate any new investment will be pivotal for growth.

Other sources of funds will maintain the company's viability, however, without the campaign funds our expansion will be delayed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the 10K minimum, plus including the current $130,000 in Accounts Receivable and assuming Sales continue at their current rate this would grant the business a 3-month approximate runway. This is based on a $54,000 current monthly burn rate (included COGS).

If we are to raise the minimum amount of $350,000 plus including the current $130,000 in Accounts Receivable and assuming Sales continue at their current rate this would grant the business a 12-month approximate runway. This is based on a $54,000 current monthly burn rate (included COGS).

How long will you be able to operate the company if you raise your maximum funding goal?

If we are to raise the maximum amount of $1,070,000 plus including the current $130,000 in Accounts Receivable and assuming Sales continuing at their current rate this would grant the business a 24 month approximate runway.

This is based on a $54,000 current monthly burn rate (included COGS).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit,

contemplated future capital raises, etc...)

Other sources of capital available to our company include potential lines of credit and contemplated future capital raises.

Indebtedness

- **Creditor:** EIDL Loans
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2051
  EIDL Loans In May 2020, the Company procured an Economic Injury Disaster Loan ("EIDL") backed by the US Small Business Administration totaling $150,000. The EIDL bears an interest rate of 3.75 percent per annum and requires a monthly payment of $731 per month starting May 2021 until May 2051.

- **Creditor:** Shopify Financing
  Amount Owed: $12,000.00
  Interest Rate: 0.0%
  In 2020, the Company obtained $19,800 in advances from Shopify to support the working capital of the Company. Shopify withheld $1,800 from the advances as fees for the financing. The Company is required to remit 14 percent of net sales flowing through their Shopify platform until the advances have been repaid.

Related Party Transactions

Valuation

Pre-Money Valuation: $6,495,256.80

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $600,000 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

The $6,500,000 valuation is based on multiple factors:

- Approximate 4x of total revenue to date, multiple selected based on conservative industry standard.

- Raised 650,000K in SAFE notes and Equity with a valuation cap of 6 million.

- Factory Relationships and Excellent Terms (plus fast production scalability potential).

- Extensive IP related value - our IP became defensible in 2019, allowing us to use Cease and Desist letters to stop many counterfeits domestic and international, and will continue to add value.

- Brand Story

- Product Development

- Retail Network and B2B Clients

- Brand Equity, Creative Assets, Media Coverage

- Customer Databases (email and SMS) 20,000+, Social Media Followers 20,000+, and organic ambassadors 100+

The company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  $3,500 would be used towards boosting our current digital advertising campaigns including SEO, Digital Advertising (Facebook and Instagram) and Amazon advertising.

- *Operations*
  20.0%
  $2,000 would be invested into business systems which assist with automating the Sales Forecasting and Ordering Process (NuOrder), and Accounting and Logistics Software.

- *Inventory*
  41.5%
  The majority of the raise will be used to fund inventory for our online store mobot.com and will also allow us to complete Q2/2021 orders for our retail partners, including Nordstrom, Anthropologie, Sweaty Betty and drop ship partners Neiman Marcus and Amazon.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  An investment of $350,000 into marketing will boost existing digital marketing campaigns plus drive additional exposure through new initiatives including paid marketing and event opportunities with our major retailers, licensing opportunities to drive MOBOT's ability to continue current market traction with new and larger organizations such as the IOC, NBA, and NFL and pro athlete collaborations and endorsements. With a continued focus on digital - Amazon and mobot.com. Our 2021 Marketing budget will be prioritized towards D2C E-Commerce Growth utilizing digital platforms and tactics including SEO, Digital Advertising, Social Media Advertising, Affiliate Marketing, Public Relations, Online Events and Influencer Marketing.

- *Research & Development*
  5.0%
  Market and customer research, New Product Development (molds and samples) and market testing.

- *Company Employment*
  18.0%
  January 2021, our current Part-Time workers to move to Full-Time positions or increased capacity, and additional Sales (X2) and Shipping and Logistics (X1) positions to be filled by mid-year.

- *Operations*
  10.0%
  An investment into operations will allow us to upgrade our manual processes and systems with efficient cloud-based sales and logistics and ERP technology, including; an upgrade to SHOPIFY Plus, NuOrder for Sales Management, and NetSuite for Ordering & Logistics.

- *Inventory*
  20.0%
  A capital investment of $200,000 into inventory will allow us to continuously manufacture and fulfill current and Q2 and Q3 demand from our major retailers and cover the increase in online orders. A consistent order cycle and larger order volume will allow us to scale with our manufacturing partner; higher MOQ's will result in faster production times, and reduced COGS. This investment will also expand our product line with additional upgrades and accessories; Double Walled V2 Foam Roller Water Bottle, MOBOT Protein Shaker, M by MOBOT (renewed single wall at a lower price point), Sleeve Options and Hydration and Massage Accessories.

- *IP Protection*
  8.5%
  Ongoing IP Protection to protect the IP and stop infringers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mobot.com/ (https://mobot.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mobot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mobot Nation Inc.

[See attached]

MOBOT NATION, INC.

(a California corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 17, 2020

To: Board of Directors, MOBOT NATION, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of MOBOT NATION, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2019 and 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


MOBOT NATION, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	196,238	$	152,653
Total current assets		196,238		152,653
Total Assets	$	196,238	$	152,653
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	21,276	$	15,162
Other current liabilities		95,109		43,629
Convertible notes payable, current portion		100,000		100,000
Total Current Liabilities		216,385		158,791
SAFE instrument		600,000		0
Total Liabilities		816,385		158,791
OWNERS' EQUITY				
Common Stock (30,000,000 shares authorized, and 12,028,253 and 12,028,253 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		713,277		713,277
Preferred Stock (20,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		0		0
Retained deficit		(1,333,424)		(719,415)
Total Owners' Equity		(620,147)		(6,138)
Total Liabilities and Owners' Equity	$	196,238	$	152,653

MOBOT NATION, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 875,725	$ 471,605
Less: Cost of goods sold	429,806	217,427
Gross profit	445,919	254,178
Operating expenses		
Selling, general and administrative	941,492	395,940
Marketing and advertising	118,436	34,323
Total operating expenses	1,059,928	430,263
Net Operating Income (Loss)	(614,009)	(176,085)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (614,009)	$ (176,085)

MOBOT NATION, INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Preferred Stock	Retained Deficit	Total Owners' Equity
	# Shares	$			
Balance as of January 1, 2018	12,028,253	$ 481,166	$ 0	$ (543,330)	$ (62,164)
Capital contributions		232,111			232,111
Net income (loss)				(176,085)	(176,085)
Balance as of December 31, 2018	12,028,253	$ 713,277	$ 0	$ (719,415)	$ (6,138)
Net income (loss)				(614,009)	(614,009)
Balance as of December 31, 2019	12,028,253	$ 713,277	$ 0	$ (1,333,424)	$ (620,147)

MOBOT NATION, INC.
STATEMENT OF CASH FLOWS
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (614,009)	$ (176,085)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	6,114	(24,848)
Increase (decrease) in other current liabilities	51,480	(20,825)
Net cash used in operating activities	(556,415)	(221,758)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from capital contribution	0	232,111
Proceeds from issuance of convertible notes	0	100,000
Proceeds from issuance of SAFE note	600,000	0
Net change in cash from financing activities	600,000	332,111
Net change in cash and cash equivalents	43,585	110,353
Cash and cash equivalents at beginning of period	152,653	42,300
Cash and cash equivalents at end of period	$ 196,238	$ 152,653

MOBOT NATION, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

MOBOT NATION, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated as Vala Inc. in California on January 23, 2014. In August 2014, the Company was renamed to MOBOT NATION, INC. The Company designs and sells water bottles surrounded in a foam roller.

Since Inception, the Company has primarily relied on securing funding from its founder and issuing loans and SAFE notes to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $196,238 and $152,653 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT OR SAFE NOTES

In 2018, the Company issued five convertible notes payable totaling $100,000. The convertible notes matured and converted to equity in 2020. They do not bear any interest but are convertible to common stock of the Company upon maturity. The conversion occurs at $0.22 per share.

In 2019, the Company satisfied some short-term borrowings by issuing $75,000 of convertible notes to the holders of the short-term borrowings. Those convertible notes converted to 300,000 shares of common stock ($0.25 per share) of the Company later in 2019.

In 2019, the Company issued a simple agreement for future equity ("SAFE") to a single investor in exchange for $600,000. The SAFE converts to equity at a 70 percent discount to the share price used in a qualifying financing event (i.e. an equity raise of $2mm or more), a change in control event or a liquidity event of the company. All conversions to equity are subject to a valuation cap of $6mm.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of December 31, 2019, the Company had 12,028,253 shares of Common Stock issued and outstanding out of 30,000,000 shares authorized. The common shares of stock are entitled to one vote each. The Company had not yet issued any of its non-voting preferred stock out of the 20,000,000 shares authorized.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company may (but has not yet) compensate management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

EIDL Loans
In May 2020, the Company procured an Economic Injury Disaster Loan ("EIDL") backed by the US Small Business Administration totaling $150,000. The EIDL bears an interest rate of 3.75 percent per annum and requires a monthly payment of $731 per month starting May 2021 until May 2051.

Shopify Financing
In 2020, the Company obtained $19,800 in advances from Shopify to support the working capital of the Company. Shopify withheld $1,800 from the advances as fees for the financing. The Company is required to remit 14 percent of net sales flowing through their Shopify platform until the advances have been repaid.

Regulation D Securities Offering
In 2020, the Company issued 329,752 shares of common stock in securities offerings exempt under Regulation D of the Securities Act. The Company received $165,000 in exchange for the shares issued.

Conversion of Convertible Notes

As discussed in Note 4 above, $100,000 of convertible notes matured in 2020 and were converted to common equity at $0.22 per share.

Management's Evaluation

Management has evaluated subsequent events through November 17, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Mobot

Foam Roller Water Bottle

MOBOT.
The Original 2-in-1
Foam Roller Water Bottle



Website Venice, CA HEALTH TECH

MOBOT is a fitness and lifestyle brand driven by an innovative utility patent that has allowed us to merge the concept of a foam roller and an eco-friendly water bottle into a single all-in-one product that delivers trigger point recovery, hydration, and sustainability.

$0.00 raised

0 Investors	$6.5M Valuation
$0.45 Price per Share	$249.75 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Closed Days Left

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- MOBOT's products are available at Nordstrom (online and 20+ stores), Anthropologie, and Neiman Marcus among many other major retailers, and our professional partners include MasterCard, Equinox, Apothecanna and RedBull.
- Featured by INSTYLE Magazine, TODAY, People Magazine, VOGUE, Forbes, GOOP, and Business Insider, and our celebrity supporters include Lucy Hale, Emily Ratajkowski, Glen Powell and dancer Stephen 'tWitch' Boss.
- The value of the global wellness industry has risen to $4.5 trillion, bolstered by the $828.2 billion "physical activity economy", according to new research by the Global Wellness Institute.

Performance, lifestyle and sustainability

CEO, Lani Cooper, founded MOBOT back in 2012, after a long day of treating athletes at a national sporting event. She kept hearing the same story over and over: "I didn't have time to stretch, I couldn't fit all my gear in my bag, I wanted to travel light, I forgot my roller/my water bottle, I have a cramp, I'm sore" etc. That night, Cooper was inspired to create a product that would make recovery easier and more accessible for athletes, combining two of the most important and complementary components: hydration and stretching/massage, into something portable and cost effective.



Her years of experience in health and recovery and passion for design and sustainability brought the initial idea to life, and still remain the brand pillars of MOBOT. Our multi-functional products combine innovative design with eco-friendly materials to make beautiful solutions to everyday problems. Today, our recycled stainless steel, non-toxic, BPA-free foam roller water bottles have helped hundreds of thousands of bodies to recover faster, not to mention saving millions single-use plastic water bottles from landfill and waterways.



Innovative
Design



THE PROBLEM

Too many of us compromise our health in an effort to do more

What we've noticed while working with thousands of entrepreneurs, professionals, athletes and everyday people, is that too often we compromise or abandon our healthy habits in an effort to work harder. But, more often than not, those same healthy habits are what give the most successful people leverage, endurance and the intellectual acuity to get more done in a shorter amount of time.

Self-care is a distinct competitive advantage and yet so many athletes do not take proper care of themselves to prevent injury. There is a major gap in the market for products that inspire and motivate people to make recovery part of their everyday routine.







75% Of Americans Suffer From Chronic Dehydration

Source



THE SOLUTION

A water bottle designed to mimic trigger point release and prevent injury

MOBOT was founded on the belief that everybody, everywhere wants to feel good and do good. We're a brand that represents wellness, recovery, and performance culture. Engineered for athletes, and built to last, MOBOT, the original foam roller water bottle was developed in 2013 and is Patent Protected, made from 100% recycled stainless steel, non-toxic high-density EVA foam, FDA approved and BPA free.









The water bottle's exterior is built to mimic trigger point release techniques used by sports therapists, and the benefits of foam rolling are multiplied when the body is hydrated. Foam rolling and hydration both have positive individual benefits to the body, but when combined together, the overall process results in an improvement in circulation and a reduction of inflammation, muscle tension, injuries and shortened rehabilitation hours and recovery time.





Hydration + Massage

Reduction In



Muscle Tension



Inflammation



Recovery Time

OUR TRACTION

Available worldwide, and loved by major media and celebrities alike

We have created a unique fitness category within the market and, using our defensible international IP, have managed to shut down over 100 counterfeit companies over the past year.



MOBOT IP

Patent Protected Since 2013

We have International Utility, Design Patents, & Trademarks. MOBOT owns the right to create a bottle with a foam roller application attached.

In 2017, MOBOT was a finalist in 'Most Innovative Product ISPO'. Today, our products are available at leading US Department Stores and online Retailers including Nordstrom (online and 20+ stores), Anthropologie, Bloomingdale's, Bespoke Post, Sweaty Betty, GILT, Neiman Marcus and FabFitFun.



MOBOT has already attracted some of the biggest brands in the world including Puma, Reebok, Equinox, and TRX and our professional partners include MasterCard, Equinox, Apothecanna and RedBull.

Partnerships With





Our relationships with editors and wellness journalists, combined with our unique brand and product story, has resulted in widespread national coverage by the likes of INSTYLE Magazine, TODAY, LIVESTRONG, People Magazine, Travel + Leisure, VOGUE, Well+Good, Forbes, GOOP, Bloomberg, SHAPE, Business Insider, Esquire, Men's Health and many more. A few of our (unpaid and unsolicited) celebrity supporters include Lucy Hale, Emily Ratajkowski, the cast of Top Gun and tWitch.



HUFFPOST

"Fitness meets hydration at the gym & on the road."



THE MARKET

Dual functionality allows us the potential to tap into multiple multi-billion dollar markets

MOBOT's products offer dual functionality and therefore operate across both the sports recovery and hydration markets.

The global wellness industry will have a net worth of about $4.5 trillion by 2021 (Source), and by 2023, the physical activity sector is expected to exceed $1.1 trillion (Source).

Preventive and Personalized Medicine and Public Health is a $575 billion global market (Source) while the massage tool market is worth $24.3 billion (Source).


Global Wellness Economy
4.5T
Personal Care, Beauty, Anti-Aging
$1.1T

130 million plastic water bottles are consumed daily in the US (Source) and the water bottle market is currently worth $7 billion, projected to reach $10 billion by 2023 (Source).





Daily U.S. Water Bottle Consumption	2023 Water Bottle Market
130M	$10B

WHAT WE DO

Myofascial release therapy on-the-go





"Necessity is the mother of all inventions & I found myself frustrated that *people did not have access to treatments that could give them the power to treat their aches & pains and recover on-the-go* - I was always looking for ways to make life easier or help make bodies feel better… & then it came to me like a lightning bolt!"

 LANI COOPER,

  MOBOT FOUNDER & CEO

The concept of foam rolling and self myofascial release (SMR) has been used by the elite fitness community for decades. Scientifically proven, they are two of the most simple, yet effective ways to restore muscles and give back to your body. Using the MOBOT mimics this kind of trigger point release, allowing connective tissue to release and eliminate pain, while relaxing contracted muscles and restoring motion.

Made from 100% recycled stainless steel, non-toxic high-density EVA foam, FDA approved and BPA free, our proprietary water bottles are proven to improve recovery, circulation, range of motion, reduce tension, inflammation, cellulite, boost energy, reduce cravings, reduce stress and improve performance.



TOP

Silent Sip Straw

Stainless Steel Straw

FOAM

Non-Toxic EVA Foam

High Density, Trigger Point Release Foam

Customizable Foam Secured To Bottle

BOTTLE

BPA Free

100% Recycled Stainless Steel

BUILD

Engineered For Athletes Built to Last - Tested To Hold 350+lbs

THE BUSINESS MODEL

D2C and B2B, available online and in

stores worldwide

We sell our products both in stores and online in 20 different countries. In 2019, we had 100%+ growth to $850k on a largely **cash-flow only basis**. This was up from $384k in 2018.





Countries MOBOT Is Available In:

20



Sales Growth

$384K $850K

2018   2019

We also sell B2B, which allows brands that we collaborate with to customize our products for their customers. Customizable options include showcasing brand colors, logos and even customized corporate patterns.





RETAIL

NORDSTROM   bloomingdales   ★macy's   HELM   BROWN THOMAS   EQUINOX

S   RUMBLE   DRYFT   DARIEN SPORT SHOP   Ascension Genesys HEALTH CLUB   AUST.   calmist

SPARTAN   DICKS   JackRabbit.   Running Room

ONLINE

NORDSTROM   bloomingdales   ANTHROPOLOGIE   Sweaty Betty   BROWN THOMAS

fabfitfun   ★macy's   Neiman Marcus   BESPOKE POST   JackRabbit.   DARIEN SPORT SHOP

SPARTAN   amazon   shopify   FANCY   CLEVER TRAINING

DICKS   Running Room   TRX   GILT

HOW WE ARE DIFFERENT

Quality innovation on a mission to make a difference

MOBOT was always original in its holistic approach to healing. But what really sets it apart from its competitors is its build quality. Made to last, MOBOT is not just a hydration vessel. It's a durable roller, strong enough for real, targeted muscle relief. Its dual functionality is also a triple threat — it hydrates, it rolls and it reduces single-use plastic. In fact, we've already saved millions of single use plastic water bottles from landfill and waterways, and helped hundreds of thousands of bodies to recover faster.



HYDRATION

Sip often to reduce cravings, improve mood and enhance recovery.



RECOVER FASTER

Helps to reduce inflammation and muscle tension while improving circulation and aiding







recovery.

SUSTAINABILITY
Made from 100% Recycled Stainless Steel. Non-toxic high-density EVA foam. FDA approved. BPA free.



IP
ENSURE AUTHENTICITY
MOBOT is the original foam roller water bottle, developed in 2013 and is patent protected.

In an effort to make a difference in the world, we also partner with nonprofits such as WE Leadership, GIVZ, NAACP, ICEF South Los Angeles where we donate a portion of our online sales, product or education.













FEEL GOOD
DO GOOD



EAT LESS PLASTIC · FRONTLINE FOODS · WORLD EARTH DAY · NATIONAL TEACHERS DAY · WORLD HEALTH DAY · WE LEADERSHIP

THE VISION

Expanding our offerings to better serve our mission of empowerment

Business growth over the next three years will be focussed on expanding market share in the US, launching new MOBOT category lines and products, and growing our Direct-To-Consumer platform to be our leading sales channel.



MOBOT

We are working on adding athletic apparel as well as other recovery and wellness products to our inventory, using recyclable and high-quality materials. We have several new product launches planned over the next 24 months, including health shaker's, hydration vessels, fitness, massage and recovery products.



24 Month New Product Launch



Plan

- Double Walled Insulated V2
- Health & Protein Shakers
- Recovery Products
- Massage & Fitness Accessories

We are currently ready to begin production on the MOBOT V2, a premium, high-quality double-walled insulated bottle made from 100% recycled stainless steel. This model will enable us to not only bring the best version of our IP protected product to market, but also improve conversion, margin and allow us to drop the MSRP of our existing products. This will be in-line with the competition and current market standard for the hydration category.



OUR LEADERSHIP

Passion, commitment and strength through community

MOBOT is made up of a hard working, knowledgeable and resourceful team, selected for their expertise in fitness, retail, ecommerce and sales performance. We all share a passion for creating more good in the world, through making self-care accessible and sustainability mainstream. We have continuously strived to deliver an industry leading product, first-class marketing campaigns and exemplary customer service.

We define the culture of our start up, brand and community with a never-say-die attitude. Our internal culture supports and nourishes creativity, connection and community, and we believe that these ethics have resonated in an authentic relationship with each other, as well as our "Roll Models", early investors, retailers and loyal customers.

WHY INVEST ————————————————

Join us in revolutionizing the way the world feels

Increasingly, fitness enthusiasts see preparing for and recovering from exercise as being just as essential as the workout itself (Source). As our products gain traction with celebrities and major media outlets such as People Magazine, VOGUE, and Forbes, we see MOBOT becoming an integral part of the solution, earning its place in the multi trillion dollar global wellness industry.



The Time Is Now



$4.2 Trillion

Wellness Industry Networth



$150 Billion

U.S. Sustainability Market By 2021



$7.6 Billion

Growing Reusable



$16 Billion

Total Spend On Yoga

Growing Reusable H2O Bottle Market

Total Spend On Yoga Products In 2018

We invite you to join our crusade toward a cleaner planet. Our multi-functional products combine innovative design with eco-friendly materials, delivering beautiful solutions to everyday problems. We've already saved millions single use plastic water bottles from landfill and waterways, helped hundreds of thousands of bodies to recover faster, and we're just getting started!


0:00


First Patent & Trademark Filed
The Beginning.
First Patent Granted
First Patent Granted
Equinox Launch
Went into over 90 Equinox US locations with custom branding.
Closed First Official Fundraising Round
Angel Round successfully raised.
Launched on StartEngine
Now YOU can own a part of our company!
Olympics 2024
The official athletes water bottle of the games
June 2013
August 2014
March 2015
June 2015
October 2016
February 2017
October 2017
October 2019
December 2020
June 2021 (Anticipated/Goal)
June 2024 (Anticipated/Goal)

Second Patent Granted

Second Patent Granted.

Nordstrom Launch

First major department store launch, MOBOT currently sold in over 20 stores.



MOBOT Nation Launches!

MOBOT is short for Mobility Bottle.

Finalist in 'ISPO Brandnew Presented by YKK'

MOBOT was a finalist in 'Most Innovative Product ISPO'

MOBOT V2 Launch

New Product Launch

ess

Forbes goop GQ Men'sHealth POPSUGAR. TRAVEL+LEISURE

VOGUE WELL+GOOD People LIVESTRONG REAL SIMPLE

SHOW MORE

Meet Our Team



Lani Cooper

Founder, CEO & Director

Background: Entrepreneur, Sports Therapy

Lani Cooper is best known as the CEO and Founder of MOBOT — the world's first water bottle and foam roller in one. But her early career(s) equipped her with the skills and expertise to launch and grow the startup, which included roles as a Mining surveyor and Flight Attendant, as well as Health & Fitness industry experience as a Sports Therapist, Yoga Teacher, Fitness Instructor, and Raw-Vegan Chef.

MOBOT, an innovative fitness company in the wellness and sustainability space, based in Venice, California, has received growing global recognition for the patented concept and overall utility of the product.

Media coverage and reviews have come from likes of GQ, Forbes, goop, Self, Shape, Women's Health, Men's Health, Livestrong, and HuffPost. More impressively, MOBOT's have now found homes in over 20 countries, and with companies like Puma, Spartan, Rumble, TRX, Reebok, Equinox, Bloomingdale's, Red Bull, Hurley, Quicksilver, Nordstrom, Macy's and Neiman Marcus!

Ever the thrillseeker, Coopers' other 'extra-curricular activities' include being a water-ski instructor, a professional speaker, and volunteering as a kids rugby mentor.

In 2016, while recovering from a sports injury, Lani uncovered a new hobby that she has personally used to retrain and enhance her cognitive brain and memory skills. Using humor as medicine, you can safely say that Lani approaches all things with grit and optimism. Turning comedic relief into a fully-fledged pastime activity, Cooper is now a regular fixture at the legendary The Comedy Store.

In 2020, Lani has now closed over a total of $1MM in fundraising and has dedicated the next year to the advancement of MOBOT Nation's business growth through launching new MOBOT product category lines, continuing its D2C expansion strategy and spearheading corporate partnerships.





Felicity Perkov



Marie Schatter



Quinton Viljoen



Andrew Suh

Chief Marketing Officer
Background: MBA, CEO/CMO Whilo & Ferrari

Felicity is a recognized international marketer known for her transformative, holistic, and commercially-minded outcomes in the technology, luxury, and fashion spheres.

She honed her commercial acumen with an MBA from Bond University, a Bachelor's Degree in Business Management (Marketing) and Communications (Journalism) from Macleay College.

Felicity has worked with prestigious international brands like Ferrari, Maserati, TOD's, and Mercedes-Benz Fashion Week.

Thirsty for new challenges, she left the relative safety of 'Luxury and Legacy Land' to shape marketing strategies for innovative US businesses like Clapit, Whilo, Dietch PR and most recently as Chief Marketing Officer at MOBOT Nation.



Brand Manager
Background: Discovery Channel Reebok & ADIDAS

Marie's professional career spans large media corporations, like Discovery Channel where she managed creative teams to build exceptional brand campaigns for clients, to working with globally known athletic apparel companies, like Reebok to execute new grass roots concepts that take the customer from considering to conversation with massive brand engagement.

Marie has also worked with and taught at startup companies, like 305 Fitness, to grow brand exposure in pivotal cities like Washington DC (now their highest grossing location).

With a Bachelor's Degree of Science and Interactive and Graphic Design from James Madison University, Marie has progressed to Brand Manager at MOBOT Nation where she head's up community outreach programs, brand direction and customer service.



IT Manager
Background: FSP, Banking and Microsoft

A proven Integrations Specialist with 20 years experience in Information Technology, Quinton Viljoen, has worked across many large corporations during his career including Microsoft and Coca-Cola.

With a passion for FinTech, he has also managed projects for SMEs including multiple banks, large Financial Service Providers, insurance companies, medical aid providers, Government, Correctional Services, Anglo America and Edcon Group to name a few.

Early in his career, Quinton lectured at two Microsoft colleges and in his spare time teaches music students how to DJ!



Sales Manager
Background: Account Executive & E-Commerce Supervisor

Andrew's Wholesale experience spans representing leading apparel and wellness brands across an established network of of small niche boutiques and speciality stores, to national B2B retailers.

Suh's expertise and network has been primarily focussed in the women's apparel department, and recently expanded across wellness and athletic brands to seize new market opportunities.

Andrew is recognized in the industry for his attention to detail and professionalism which has fostered strong relationships within national buying teams. His goal; to always work closely with the buyers, be ahead of the game, and do your research!





Heather Rafter
Board Member
Heather Rafter of Rafter Marsh - Founder/Principal Est 2009 - MOBOT Board Member Background: Columbia University School of Law, Dual-qualified under the laws of California and England & Wales For most of her legal career, Heather has represented a diverse group of clients, from technology companies to companies in the event planning space. Her career began as a litigator at a large multinational law firm, where she worked on cutting-edge cases involving software and intellectual property law. She then served as General Counsel



Tim Adams
Board Member
Tim Adams of Coach Tim Adams - Founder/Director Est 1987 - MOBOT Board Member Background: USA Air Force Academy, Human and Sports Performance Expert Tim is an industry leading Performance Coach who has trained World Champions, Olympic Medalists, NFL and NHL All-Stars and MVPs, as well as entertainment industry icons. Tim's powerful systems help create greater energy, focus, and confidence to increase the quality and longevity of your life. As a leading authority on enhancing performance and developing human potential, Tim Adams

of Digidesign for fourteen years, starting as Digidesign's first lawyer and growing not only a legal department but also a family of technology companies. In that role, she worked closely with the business development team and third-party partners. As of January, 2009, she launched law firm RafterMarsh US, which keeps her connected to the world of hardware and software technology but also expands her scope to companies focused on the interplay between media and technology, live events and ecommerce. They specialize in handling licensing and IP matters for technology companies.



has helped make the best even better. Tim is driven to inspire and help others perform by taking an integrated, scientific approach to enhancing human performance. Tim has the unique ability to identify the one thing that, when addressed, creates the biggest impact on a person's performance today.



Offering Summary

Company :	Mobot Nation Inc.
Corporate Address :	2554 Lincoln Blvd #555, Venice, CA 90291
Offering Minimum :	$9,999.90
Offering Maximum :	$1,069,999.20
Minimum Investment Amount (per investor) :	$249.75

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	22,222
Maximum Number of Shares Offered :	2,377,776
Price per Share :	$0.45
Pre-Money Valuation :	$6,495,256.80

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Company Perks***</u>

Recommended structure

All Investor Owners Club - I.e. What are some of the items that you want every investor to have and be a part of that doesn't cost you too much but gets them excited about being an owner.

Early access to products

Private owners group or investor meetups / webinars

<u>**Early Bird**</u>

Friends and Family - First 72 hours | 15% bonus shares + $200 MOBOT e-Gift Card

Super Early Bird - Next 72 hours | 10% bonus + $150 MOBOT e-Gift Card

Early Bird Bonus - Next 7 days | 5% bonus shares + $100 MOBOT e-Gift Card

<u>**Volume**</u>

Tier 1 perk - ($249 + perk)

MOBOT 27oz Grace - Foam Roller Water Bottle

Tier 2 perk - ($500 + perk 2)

MOBOT 27oz Grace - Foam Roller Water Bottle

+ Stainless Steel Screw Top Lid

Tier 3 perk - ($1000 + perk 3)

MOBOT 40oz Big Bertha - Foam Roller Water Bottle

+ MOBOT 27oz Grace - Foam Roller Water Bottle

+ TWO Stainless Steel Screw Top Lids

Tier 4 perk - ($2,500+ perk 4)

The Bundle: 'The Bundle' includes all three sizes of the range; 18oz Firecracker, 27oz Grace and 40oz Big Bertha

Tier 5 perk - ($5,000+ perk 5)

Above + MOBOT e-Coffee Cup

+ 10% OFF MOBOT Lifetime Discount

Tier 6 perk - ($10,000+ perk 6 + 5% bonus shares)

Above

+ Be the first to receive MOBOT V2

Tier 7 perk - ($25,000+ 10% bonus shares)

Above

+ One-on-One coaching session with Lani Cooper, MOBOT Founder & CEO

Tier 8 perk - ($50,000+ 15% bonus shares)

Above

+ MOBOT Gratitude Package: includes Limited Edition 'Love' MOBOT 27oz Grace - Foam Roller Water Bottle PLUS matching 'Live through Love' Artwork.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Mobot will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.49 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

NCTO

A0759568 3639616

FILED
Secretary of State
State of California
AUG 12 2014

AMENDED AND RESTATED ARTICLES OF INCORPORATION

Lani Taylor and Brad Taylor hereby certify that:

ONE: They are the President and Secretary, respectively, of **Vala Inc.,** a California corporation (the "Corporation").

TWO: The Articles of Incorporation of this Corporation are amended and restated to read as follows:

ARTICLE I

The name of this corporation is Mobot Nation Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock which this corporation is authorized to issue is thirty million (30,000,000), and the total number of shares of Preferred Stock which this corporation is authorized to issue is twenty million (20,000,000). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions, granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

ARTICLE IV

The liability of directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law. Any amendment, repeal or modification of this provision of this Article IV shall not adversely affect any right or

1

protection of an agent of this corporation existing at the time of such amendment, repeal or modification.

THREE: The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the Board of Directors of this Corporation.

FOUR: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 100. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed at Los Angeles, California on August 8, 2014.



LANI TAYLOR, President

BRAD TAYLOR, Secretary



I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

AUG 18 2014

Date: ______________________

DEBRA BOWEN, Secretary of State

AMENDED AND RESTATED
BYLAWS

OF

MOBOT NATION INC.

The Amended and Restated Bylaws of Mobot Nation Inc. (the "Corporation") are adopted as of January 19, 2014.

ARTICLE I

CORPORATE OFFICES

1.1   PRINCIPAL OFFICE

The Board of Directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of California. If the principal executive office is located outside California and the corporation has one or more business offices in California, then the Board of Directors shall fix and designate a principal business office in California.

1.2   OTHER OFFICES

The Board of Directors may at any time establish branch or subordinate offices at any place or places.

ARTICLE II

MEETINGS OF SHAREHOLDERS

2.1   PLACE OF MEETINGS

Meetings of shareholders shall be held at any place within or outside the State of California designated by the Board of Directors. In the absence of any such designation, shareholders' meetings shall be held at the principal executive office of the corporation or any place consented to in writing by all persons entitled to vote at such meeting, given before or after the meeting and filed with the Secretary of the corporation.

2.2   ANNUAL MEETING

An annual meeting of shareholders shall be held each year on a date and at a time designated by the Board of Directors. At that meeting, directors shall be elected. Any other proper business may be transacted at the annual meeting of shareholders.

2.3   SPECIAL MEETINGS

Special meetings of the shareholders may be called at any time, subject to the provisions of Sections 2.4 and 2.5 of these Bylaws, by the Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than ten percent (10%) of the votes at that meeting.

If a special meeting is called by anyone other than the Board of Directors or the President or the Chairman of the Board, then the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by other written communication to the Chairman of the Board, the President, any Vice President or the Secretary of the corporation. The officer receiving the request shall cause notice to be given to the shareholders entitled to vote, in accordance with the provisions of Section 2.4 and 2.5 of these Bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting, so long as that time is not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, then the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the Board of Directors may be held.

2.4   NOTICE OF SHAREHOLDERS' MEETINGS

All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 2.5 of these Bylaws not less than ten (10) (or, if sent by third-class mail pursuant to Section 2.5 of these Bylaws, not less than thirty (30)) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date, and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, and no business other than that specified in the notice may be transacted, or (ii) in the case of the annual meeting, those matters which the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders, but, subject to the provisions of the next paragraph of this Section 2.4, any proper matter may be presented at the meeting for such action. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Board for election.

If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 310 of the California Corporations Code (the "Code"), (ii) an amendment of the Articles of Incorporation, pursuant to Section 902 of the Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of the Code, (iv) a voluntary dissolution of the corporation, pursuant to Section 1900 of the Code, or (v) a distribution in dissolution other than in accordance with the rights of any outstanding preferred shares, pursuant to Section 2007 of the Code, then the notice shall also state the general nature of that proposal.

2

2.5 MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

Notice of a shareholders' meeting shall be given personally, by electronic transmission by the corporation, or by first-class mail, or, if the corporation has outstanding shares held on record by five hundred (500) or more persons (determined as provided in Section 605 of the Code) on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice; or if no such address appears or is given, at the place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice shall be deemed to have been given at the time when delivered personally, sent by electronic transmission by the corporation, deposited in the mail, or sent by other means of written communication.

If any notice (or any report referenced in Article VII of these Bylaws) addressed to a shareholder at the address of such shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the shareholder upon written demand of the shareholder at the principal executive office of the corporation for a period of one (1) year from the date of the giving of the notice.

Notice shall be given by electronic transmission by the corporation only when the shareholder consents to such notice, and the notice is directed to the facsimile number or electronic mail address on record with the corporation for the shareholder, and the transmission creates a record that can be retrieved in legible form. Notice shall not be given by electronic transmission if the shareholder revokes such consent, if the corporation is unable to deliver two consecutive electronic notices to the shareholder, or if the inability to deliver notices electronically to the shareholder becomes known to the Secretary or other person responsible for giving notice.

An affidavit of mailing or electronic transmission of any notice or report in accordance with the provisions of this Section 2.5, executed by the Secretary, Assistant Secretary or any transfer agent, shall be prima facie evidence of the giving of the notice or report.

2.6 QUORUM

Unless otherwise provided in the Articles of Incorporation of the corporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted, except as provided in the last sentence of the preceding paragraph.

2.7   ADJOURNED MEETING; NOTICE

Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy.

When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if its time and place are announced at the meeting at which the adjournment is taken. However, if the adjournment is for more than forty-five (45) days from the date set for the original meeting or if a new record date for the adjourned meeting is fixed, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.4 and 2.5 of these Bylaws. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

2.8   VOTING

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.11 of these Bylaws, subject to the provisions of Sections 702 through 704 of the Code (relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership).

Elections for directors and voting on any other matter at a shareholders' meeting need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins.

Except as provided in the last paragraph of this Section 2.8, or as may be otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of the shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or may vote them against the proposal other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares which the shareholder is entitled to vote.

The affirmative vote of the majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the Code or by the Articles of Incorporation.

At a shareholders' meeting at which directors are to be elected, a shareholder shall be entitled to cumulate votes either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled or (ii) by distributing the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit, if the candidate or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice prior to the voting of the shareholder's intention to cumulate the shareholder's votes. If any one shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect.

2.9 VALIDATION OF MEETINGS; WAIVER OF NOTICE; CONSENT

The transactions of any meeting of shareholders, either annual or special, however called and noticed, and wherever held, are as valid as though they had been taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. Neither the business to be transacted at nor the purpose of any annual or special meeting of shareholders need be specified in any written waiver of notice or consent to the holding of the meeting or approval of the minutes thereof, except that if action is taken or proposed to be taken for approval of any of those matters specified in the second paragraph of Section 2.4 of these Bylaws, the waiver of notice or consent or approval shall state the general nature of the proposal. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall constitute a waiver of notice of and presence at that meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by the Code to be included in the notice of such meeting but not so included, if such objection is expressly made at the meeting.

2.10 SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors. However, a director may be elected at any time to fill any vacancy on the Board of Directors, provided that it was not created by removal of a director and that it has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors.

All such consents shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares, or a personal representative of the shareholder, or their respective proxy holders, may revoke the consent by a writing received by the Secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the Secretary.

If the consents of all shareholders entitled to vote have not been solicited in writing, the Secretary shall give prompt notice of any corporate action approved by the shareholders without a meeting by less than unanimous written consent to those shareholder entitled to vote who have not consented in writing. Such notice shall be given in the manner specified in Section 2.5 of these Bylaws. In the case of approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 310 of the Code, (ii) indemnification of a corporate "agent," pursuant to Section 317 of the Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of the Code, and (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of the Code, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval, unless the consents of all shareholders entitled to vote have been solicited in writing.

2.11   RECORD DATE FOR SHAREHOLDER NOTICE; VOTING; GIVING CONSENTS

In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days before any other action. Shareholders at the close of business on the record date are entitled to notice and to vote, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the Articles of Incorporation or the Code.

A determination of shareholders or record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

If the Board of Directors does not so fix a record date:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given, or (ii) when prior action by the Board of Directors has been taken, shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

The record date for any other purpose shall be as provided in Section 8.1 of these Bylaws.

2.12 PROXIES

Every person entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the corporation. A proxy shall be deemed signed if the shareholder's name or other authorization is placed on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission or otherwise) by the shareholder or the shareholder's attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) the person who executed the proxy revokes it prior to the time of voting by delivering a writing to the corporation stating that the proxy is revoked or by executing a subsequent proxy and presenting it to the meeting or by attendance at such meeting and voting in person, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date thereof, unless otherwise provided in the proxy. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 705(e) and 705(f) of the Code.

2.13 INSPECTORS OF ELECTION

In advance of any meeting of shareholders, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof. If inspectors of election are not so appointed or designated or if any persons so appointed fail to appear or refuse to act, then the Chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election (or persons to replace those who so fail to appear) at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request one (1) or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one (1) of three (3) inspectors are to be appointed.

The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies, receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine when the polls shall close, determine the result and do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

ARTICLE III

DIRECTORS

3.1   POWERS

Subject to the provisions of the Code, any limitations in the Articles of Incorporation, and these Bylaws, relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors.

3.2   NUMBER OF DIRECTORS

The Board of Directors shall hereby be composed of three (3) Directors. After the issuance of shares, the number may be changed only by an amendment to the Articles of Incorporation or the Bylaws approved by the affirmative vote or written consent of a majority of the outstanding shares entitled to vote. If the number of Directors is or becomes five or more, an amendment of the Articles of Incorporation or the Bylaws reducing the authorized number of Directors to less than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 16-2/3 percent of the outstanding shares entitled to vote. Directors need not be residents of the State of California nor Shareholders of the corporation.

3.3   ELECTION AND TERM OF OFFICE OF DIRECTORS

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, except in the case of the death, resignation, or removal of such a director.

3.4   REMOVAL

The entire Board of Directors or any individual director may be removed from office without cause by the affirmative vote of a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election at which the same total number of votes cast were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the same time of such director's most recent election were then being elected.

3.5 RESIGNATION AND VACANCIES

Any director may resign effective upon giving oral or written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

Vacancies on the Board of Directors may be filled by a majority of the remaining directors, or if the number of directors then in office is less than a quorum by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of directors then in office at a meeting held pursuant to notice or waiver of notice, or (iii) a sole remaining director; however, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum), or by the unanimous written consent of all shares entitled to vote thereon. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified, or until his or her death, resignation or removal.

A vacancy or vacancies in the Board of Directors shall be deemed to exist (i) in the event of the death, resignation or removal of any director, (ii) if the Board of Directors resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony, (iii) if the authorized number of directors is increased, or (iv) if the shareholders fail, at any meeting of shareholders at which any director or directors are elected, to elect the full number of directors to be elected at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent, other than to fill a vacancy created by removal, shall require the consent of the holders of a majority of the outstanding shares entitled to vote thereon. A director may not be elected by written consent to fill a vacancy created by removal except by unanimous consent of all shares entitled to vote for the election of directors.

3.6 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

Regular meetings of the Board of Directors may be held at any place within or outside the State of California that has been designated from time to time by resolution of the Board of Directors. In the absence of such a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the Board of Directors may be held at any place within or outside the State of California that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation.

Members of the Board of Directors may participate in a meeting through the use of a conference telephone or similar communications equipment, so long as all directors participating in such meeting can hear one another. Participation in a meeting pursuant to this paragraph constitutes presence in person at such meeting.

3.7 REGULAR MEETINGS

Regular meeting of the Board of Directors may be held without notice if the time and place of such meetings are fixed by the Board of Directors.

3.8 SPECIAL MEETINGS; NOTICE

Subject to the provisions of the following paragraph, special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, the President, any Vice President, the Secretary or any director.

Notice of the time and place of special meetings shall be delivered personally, by telephone, by electronic transmission by the corporation, or by first class mail, charges prepaid, addressed to each director at the director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered personally, by telephone, or by electronic transmission by the corporation, it shall be delivered at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to the person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting.

3.9 QUORUM

A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in section 3.11 of these Bylaws. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the Board of Directors, subject to the provisions of Section 310 of the Code (as to the approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 311 of the Code (as to the appointment of committees), Section 317(e) of the Code (as to the indemnification of directors), the Articles of Incorporation, and other applicable law.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

3.10 WAIVER OF NOTICE

Notice of a meeting need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack or notice to such director. All such waivers, consents, and approvals shall be filed with the corporate records or be made a part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

3.11   ADJOURNMENT

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place.

3.12   NOTICE OF ADJOURNMENT

If the meeting is adjourned for over twenty-four (24) hours, notice of any adjournment to another time and place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

3.13   BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the Board of Directors individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Such action by written consent shall have the same force and effect as a unanimous vote of the Board of Directors.

3.14   FEES AND COMPENSATION OF DIRECTORS

Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board of Directors. This Section 3.14 shall not be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for those services.

3.15   APPROVAL OF LOANS TO OFFICERS

If these Bylaws have been approved by the corporation's shareholders in accordance with the Code, the corporation may, upon the approval of the Board of Directors alone, make loans of money or property to, or guarantee the obligations of, any officer of the corporation or of its parent, if any, whether or not a director, or adopt an employee benefit plan or plans authorizing such loans or guaranties provided that (i) the Board of Directors determines that such a loan or guaranty or plan may reasonably be expected to benefit the corporation, (ii) the corporation has outstanding shares of record by 100 or more persons (determined as provided in Section 605 of the Code) on the date of approval of the Board of Directors, and (iii) the approval of the Board of Directors is by a vote sufficient without counting the vote of any interested director or directors. Notwithstanding the foregoing, the corporation shall have the power to make loans permitted by the Code.

ARTICLE IV

COMMITTEES

4.1   COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two (2) or more directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of the directors. Any such committee shall have authority to act in the manner and to the extent provided in the resolution of the Board of Directors and may have all the authority of the Board of Directors, except with respect to:

(a) The approval of any action which, under the Code, also requires shareholders' approval or approval of the outstanding shares.

(b) The filling of vacancies of the Board of Directors or of any committee.

(c) The fixing of compensation of the directors for serving on the Board of Directors or on any committee.

(d) The amendment or repeal of these Bylaws or the adoption of new Bylaws.

(e) The amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amendable or repealable.

(f) A distribution to the shareholders of the corporation, except at a rate, in a periodic amount or within a price range set forth in the Articles of Incorporation or determined by the Board of Directors.

(g) The appointment of any other committee of the Board of Directors or the members thereof.

4.2   MEETINGS AND ACTIONS OF COMMITTEES

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 3.6 (place of meetings), Section 3.7 (regular meetings), Section 3.8 (special meetings and notice), Section 3.9 (quorum), Section 3.10 (waiver of notice), Section 3.11 (adjournment), Section 3.12 (notice of adjournment), and Section 3.13 (action without meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of the committees may also be called by resolution of the Board of Directors, and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE V

OFFICERS

5.1 OFFICERS

The officers of a corporation shall be a President, a Secretary, a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws, shall be chosen by the Board and serve at the pleasure of the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors may appoint, or may empower the Chairman of the Board or the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

5.4 REMOVAL OR RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, all officers serve at the pleasure of the Board of Directors and any officer may be removed, either with or without cause, by the Board of Directors at any regular or special meeting of the Board of Directors or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 VACANCY IN OFFICES

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed by these Bylaws for regular appointments to that office.

5.6 CHAIRMAN OF THE BOARD

The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned by the Board of Directors or as may be prescribed by these Bylaws. If there is no President, then the Chairman of the Board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these Bylaws.

5.7 PRESIDENT

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation. The President shall preside over all meetings of the shareholders and, in the absence or nonexistence of a Chairman of the Board, at all meetings of the Board of Directors. The President shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.8 VICE PRESIDENTS

In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the President or the Chairman of the Board.

5.9 SECRETARY

The Secretary shall keep or cause to be kept, at the principal executive office of the corporation or other such place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and shareholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and dates of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of shareholders and of the Board of Directors required to be given by law or by these Bylaws. The Secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform other such duties as may be prescribed by the Board of Directors or by these Bylaws.

5.10 CHIEF FINANCIAL OFFICER

The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Chief Financial Officer shall deposit all money and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his or her transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES,
AND OTHER AGENTS

6.1 INDEMNIFICATION OF DIRECTORS

The corporation shall, to the maximum extent and in the manner permitted by the Code, indemnify each of its directors against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317 (a) of the Code), arising by reason of the fact that such person is or was a director of the corporation. For purposes of this Article VI, a "director" of the corporation includes any person (i) who is or was a director of the corporation, (ii) who is or was serving at the request of the corporation as a director of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 INDEMNIFICATION OF OTHERS

The corporation shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its employees, officers, and agents (other than directors) against expenses (as defined in section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an employee, officer, or agent of the corporation. For purposes of this Article VI, for an "employee" or "officer" or "agent" of the corporation (other than a director) includes any person (i) who is or was an employee, officer, or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee, officer, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee, officer, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 PAYMENT OF EXPENSES IN ADVANCE

Expenses and attorneys' fees incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Section 6.1, or if otherwise authorized by the Board of Directors, shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such an amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 INDEMNITY NOT EXCLUSIVE

The indemnification provided by the Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person.

6.5 INSURANCE INDEMNIFICATION

The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against or incurred by such person in such capacity or arising out of that person's status as such, whether or not the corporation would have the power to indemnify that person against such liability under the provisions of this Article VI.

6.6 CONFLICTS

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(1) That it would be inconsistent with the provisions of the Articles of Incorporation, these Bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

6.7 RIGHT TO BRING SUIT

If a claim under this Article VI is not paid in full by the corporation within 90 days after a written claim has been received by the corporation (either because the claim is denied or because no determination is made), the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. The corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Code for the corporation to indemnify the claimant for the claim. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met the applicable standard of conduct, if any, nor an actual determination by the corporation (including the Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met the applicable standard of conduct, shall be a defense to such action or create a presumption for the purposes of such action that the claimant has not met the applicable standard of conduct.

6.8 INDEMNITY AGREEMENTS

The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the corporation, or any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, or any person who was a director, officer, employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, providing for indemnification rights equivalent to or, if the Board of Directors so determines and to the extent permitted by applicable law, greater than, those provided for in this Article VI.

6.9   AMENDMENT, REPEAL OR MODIFICATION

Any amendment, repeal or modification of any provision of this Article VI shall not adversely affect any right or protection of a director, employee, officer or agent of the corporation existing at the time of such amendment, repeal or modification.

ARTICLE VII

RECORDS AND REPORTS

7.1   MAINTENANCE AND INSPECTION OF SHARE REGISTER

The corporation shall keep either at its principal executive office or at the office of its transfer agent or registrar (if either be appointed), as determined by resolution of the Board of Directors, a record of its shareholders listing the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders of the corporation holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation who held at least one percent (1%) of such voting shares and have filed a Schedule 14B with the United States Securities and Exchange Commission relating to the election of directors, shall have an absolute right to do either or both of the following (i) inspect and copy the record of shareholders' names, addresses, and shareholdings during usual business hours upon five (5) days' prior written demand upon the corporation, or (ii) obtain from the transfer agent of the corporation, upon written demand and upon the tender of such transfer agent's usual charges for such list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses who are entitled to vote for the election of the directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five (5) business days after the demand is received or the date specified therein as the date as of which the list is to be compiled.

The record of shareholders shall also be open to inspection or copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the corporation, for a purpose reasonably related to the holder's interests as a shareholder or holder of a voting trust certificate.

Any inspection and copying under this Section 7.1 may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making the demand.

7.2   MAINTENANCE AND INSPECTION OF BYLAWS

The corporation shall keep at its principal executive office or, if its principal executive office is not in the State of California, at its principal business office in California, the original or a copy of these Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during business hours. If the principal executive office is outside the State of California and the corporation has no principal business office in such state, then it shall, upon the written request of any shareholder, furnish to such shareholder a copy of these Bylaws as amended to date.

7.3   MAINTENANCE AND INSPECTION OF OTHER CORPORATE RECORDS

The accounting books and records and the minutes of proceedings of the shareholders and the Board of Directors, and committees of the Board of Directors shall be kept at such place or places as are designated by the Board of Directors or, in absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form or in any other form capable of being converted into written form.

The minutes and accounting books and records shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as a holder of a voting trust certificate. Such inspection by a shareholder or a holder of a voting trust certificate may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts. Such rights of inspections shall extend to the records of each subsidiary corporation of the corporation.

7.4   INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation and each of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts.

7.5   ANNUAL REPORT TO SHAREHOLDERS; WAIVER

The Board of Directors shall cause an annual report to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal year adopted by the corporation. Such report shall be sent to the shareholders at least fifteen (15) (or, if sent by third class mail, thirty-five (35)) days prior to the annual meeting of shareholders to be held in the next fiscal year and in the manner specified in Section 2.5 of these Bylaws for giving notice to shareholders of the corporation.

The annual report shall contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that the statements were prepared without audit from the books and records of the corporation.

The foregoing requirement of an annual report shall be waived so long as the shares of the corporation are held by fewer than one hundred (100) holders of record.

7.6   FINANCIAL STATEMENTS

If no annual report for the fiscal year has been sent to shareholders, then the corporation shall, upon the written request of any shareholder made more than one hundred twenty (120) days after the close of such fiscal year, deliver or mail to the person making the request, within thirty (30) days thereafter, a copy of a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year.

A shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of the corporation may make a written request to the corporation for an income statement of the corporation for the three-month, six-month or nine-month period of the current fiscal year ended more than thirty (30) days prior to the date of the request and a balance sheet of the corporation as of the end of that period. The statements shall be delivered or mailed to the person making the request within thirty (30) days thereafter. A copy of the statements shall be kept on file in the principal office of the corporation for twelve (12) months and it shall be exhibited at all reasonable times to any shareholder demanding an examination of the statements or a copy shall be mailed to the shareholder. If the corporation has not sent to the shareholders its annual report for the last fiscal year, the statements referred to in the first paragraph of this section 7.6 shall likewise be delivered or mailed to the shareholder or shareholders within thirty (30) days after the request.

The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that the financial statements were prepared without audit from the books and records of the corporation.

7.7   REPRESENTATION OF SHARES OF OTHER CORPORATIONS

The Chairman of the Board, the President, any Vice President, the Chief Financial Officer, the Secretary or Assistant Secretary of this corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or by power of attorney duly executed by such person having the authority.

ARTICLE VIII

GENERAL MATTERS

8.1   RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING

For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action (other than with respect to notice or voting at a shareholders meeting or action by shareholders by written consent without a meeting), the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such action. Only shareholders of record at the close of business on the record date are entitled to receive the dividend, distribution or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided for in the Articles of Incorporation or the Code.

If the Board of Directors does not so fix a record date, then the record date for determining shareholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto or the sixtieth (60th) day prior to the date of that action, whichever is later.

8.2   CHECKS; DRAFTS; EVIDENCE OF INDEBTEDNESS

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.3   CORPORATE CONTRACTS AND INSTRUMENTS: HOW EXECUTED

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of or on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.4   CERTIFICATE FOR SHARES

A certificate or certificates for shares of the corporation shall be issued to each shareholder when any such shares are fully paid. The Board of Directors may authorize the issuance of certificates for shares partly paid provided that these certificates shall state the total amount of the consideration to be paid for them and the amount actually paid. All certificates shall be signed in the name of the corporation by the Chairman of the Board or the Vice Chairman of the Board or the President or a Vice President and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares and the class and series of shares owned by the shareholder. Any or all of the signatures on the certificate may be by facsimile.

In case any officer, transfer agent or registrar has signed or whose facsimile signature has been placed on a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent or registrar at the date of issue.

8.5   LOST CERTIFICATES

Except as provided in this Section 8.5, no new certificate for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation or its transfer agent or registrar and canceled at the same time. The Board of Directors may, in case any share certificate or certificate for any other security is lost, stolen or destroyed (as evidenced by a written affidavit or affirmation of such fact), authorize the issuance of replacement certificates on such terms and conditions as the Board of Directors may require; the Board of Directors may require indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of the certificate or the issuance of the replacement certificate.

8.6   CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Code shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX

AMENDMENTS

9.1   AMENDMENT BY SHAREHOLDERS

New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized directors of the corporation, then the authorized number of directors may be changed only by an amendment of the Articles of Incorporation.

9.2   AMENDMENT BY DIRECTORS

Subject to the rights of the shareholders as provided in Section 9.1 of these Bylaws, Bylaws, other than a Bylaw or an amendment of a Bylaw changing the authorized number of directors (except to fix the authorized number of directors pursuant to a Bylaw providing for a variable number of directors), may be adopted, amended or repealed by the Board of Directors.

9.3   RECORD OF AMENDMENTS

Whenever an amendment or new Bylaw is adopted, it shall be copied in the book of minutes with the original Bylaws. If any Bylaw is repealed, the fact of repeal, with the date of the meeting at which the repeal was enacted or written consent was filed, shall be stated in said book of minutes.

ARTICLE X

RESTRICTIONS ON TRANSFER OF SHARES

Before there can be a valid sale or transfer of any of the shares of the corporation by any holder thereof, he shall first offer said shares to the corporation and then to the other holders of shares in the following manner:

10.1. Such offering shareholder shall deliver a notice in writing by mail or otherwise to the Secretary of the corporation stating the price, terms, and conditions of such proposed sale or transfer, the number of shares to be sold or transferred, and his intention to sell or transfer such shares. Within fifteen (15) days thereafter, the corporation shall have the prior right to purchase all of such shares so offered at the price and upon the terms and conditions stated in such notice. Should the corporation fail to purchase all of said shares at the expiration of said fifteen (15) days, the Secretary of the corporation shall, within fifteen (15) days thereafter, mail or deliver to each of the other shareholders a notice setting forth the particulars concerning said shares described in the notice received from the offering shareholder. The other shareholders shall have the right to purchase all of the shares specified in said Secretary's notice by delivering to the Secretary by mail or otherwise a written offer or offers to purchase all or any specified number of such shares upon the terms so described in the Secretary's notice if such offer or offers are so delivered to the Secretary within fifteen (15) days after mailing or delivering such Secretary's notice to such other shareholders. If the total number of shares specified in such offers so received within such period by the Secretary exceeds the number of shares referred to in such Secretary's notice, each offering shareholder shall be entitled to purchase such proportion of the shares referred to in said notice to the Secretary as the number of shares of this corporation which he holds bears to the total number of shares held by all such shareholders desiring to purchase the shares referred to in said notice to the Secretary.

10.2. If all of the shares referred to in said notice to the Secretary are not disposed of under such apportionment each shareholder desiring to purchase shares in a number in excess of his proportionate share as provided above shall be entitled to purchase such proportion of those share which remains thus undisposed of as the total number of shares which he holds bears to the total number of shares held by all of the shareholders desiring to purchase shares in excess of those to which they are entitled under such apportionment.

10.3. If offers to purchase all of the shares referred to in said notice to the Secretary have not been made in accordance with the foregoing provisions, the restriction on transfer of shares shall no longer be effective as the shareholder desiring to sell or transfer his shares may dispose of all shares of stock referred to in said notice to the Secretary to any person or persons he may so desire; provided however, that he shall not sell or transfer said shares at a lower price or on terms more favorable to the purchaser or transferee than those specified in said notice to the Secretary.

10.4. Any sale or transfer or purported sale or transfer of the shares of the corporation shall be null and void unless the terms, conditions, and provisions of this ARTICLE X are followed.

10.5. The restrictions on transfer of shares as provided herein may be waived by the filing of a written waiver of said restriction signed by all the shareholders of the corporation with the Secretary of the corporation. Said waiver shall designate the particular transaction as to which said waiver shall be effective.

10.6. This ARTICLE X may be amended or repealed only by the vote or written assent of shareholders entitled to exercise three-fourths (3/4) of the voting power of the corporation.

ARTICLE XI

INTERPRETATION

Reference in the Bylaws to any provision of the California Corporations Code shall be deemed to include all amendments thereof.

SECRETARY'S CERTIFICATE OF ADOPTION
OF
AMENDED AND RESTATED BYLAWS

OF

MOBOT NATION INC.

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting Secretary of Mobot Nation Inc., a California corporation.

2. That the foregoing Amended and Restated Bylaws comprised of 24 pages, constitute the Bylaws of such corporation as duly adopted by the Board of Directors and Shareholders of the Corporation duly taken on the 8th day of January 2014.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 8th day of January 2014.

_____
Lani Taylor, Secretary